[redacted]

SECURITIE 04013107 SION

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 51431

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-Jan-03 (MM/DD/YY) AND ENDING 31-Dec-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Presidio Merchant Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California Street
(No. and Street)

San Francisco	California	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen Pearson, Controller — (415) 449-2520
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, LLP
(Name -- *if individual, state last, first, middle name*)

500 Ygnacio Valley Road, Suite 200	Walnut Creek	California	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
AUG 23 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

500 Ygnacio Valley Road
Walnut Creek, California 94596
925-946-1300/Fax 925-947-1700
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Presidio Merchant Partners LLC

We have audited the accompanying statement of financial condition of Presidio Merchant Partners LLC (the "Company") as of December 31, 2003, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Presidio Merchant Partners LLC as of December 31, 2003, and the results of its operations, changes in member's equity, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Rothstein, Kass & Company, LLP

Walnut Creek, California
February 15, 2004

PRESIDIO MERCHANT PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS		
Cash and cash equivalents	$	121,761
Accounts receivable		139,654
Office equipment, net		94,207
	$	355,622
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	51,361
Other liabilities		45,503
Total liabilities		96,864
Member's equity		258,758
	$	355,622

See accompanying notes to financial statements.

1. Nature of business

Presidio Merchant Partners LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is also a member of the National Association of Securities Dealers, Inc. (NASD). The Company is wholly owned by Presidio Financial Partners LLC (the "Parent"). The Company is an introducing broker and its operations consist primarily of engaging in principal transactions and providing investment banking services.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements are expressed in United States dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers money market accounts maintained at banking institutions to be cash equivalents.

Office equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Furniture and fixtures	7 years	Straight-line
Office and other equipment	7 years	Straight-line
Computer hardware	5 years	Straight-line
Computer software	5 years	Straight-line

Fees

Retainer fees are received monthly and or quarterly dependant on each parties respective contract agreement and included in total revenue.

Income Taxes

The Company does not record a provision for income taxes because the member reports its share of the Company's income or loss on its income tax returns.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Property and equipment

Details of property and equipment at December 31, 2003 are as follows:

Office equipment	$	26,716
Furniture and fixtures		57,489
Computer hardware		39,721
Computer software		6,298
		130,224
Less accumulated depreciation and amortization		36,017
	$	94,207

4. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 15 to 1. At December 31, 2003, the Company's net capital was approximately $25,000, which was approximately $18,000 in excess of its minimum requirement of approximately $6,500.

5. Concentrations of risk

For the year ended December 31, 2003 the Company earned approximately 50% of its gross revenues from one customer. The company maintains its cash balances in financials institutions that are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

The Company's receivables are principally with companies in the United States of America. The Company performs ongoing credit evaluations and generally does not require collateral. Historically, the Company has not incurred any significant credit related losses.

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Contingencies

The Company has not been named as a defendant in any matters and therefore has not accrued for any loss contingencies.

8. Related party transactions

The company has outstanding receivables with related entities. As of December 31, 2003, Presidio Capital Advisors LLC and Presidio Wealth Management LLC account for $9,086 and $41,231 respectively of the $139,654 accounts receivable balance.

Pursuant to lease agreements entered into by the Parent, the Company pays rent for office space. Rent expense under these agreements for the year ended December 31, 2003 was $86,949 and rent income from a sublease was $29,783.

Aggregate future lease payments of office space to the Parent for the five years subsequent to December 31, 2003 are as follows:

Year Ending December 31,		
2004	$	141,741
2005		135,513
2006		134,074
2007		137,947
2008		138,860
	$	688,135

Aggregate future lease payments received for the subleased office space the next seven months subsequent to December 31, 2003 are as follows:

Seven months ending July 31, 2004	$	20,500